Exhibit 12.6

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2008	2007
Net income from continuing operations	$26,195	$75,984
Less- Change in accounting principle	-	-
Add- Taxes based on income	16,155	39,195
Net income before income taxes and change in accounting principle	42,350	115,179

Add- fixed charges:
Interest on long term debt (1)	5,550	26,071
Estimated interest cost within rental expense	87	343
Amortization of net debt premium, discount, and expenses	277	1,065
Total fixed charges	5,914	27,479

Earnings available for fixed charges	48,264	142,658

Ratio of earnings to fixed charges	8.16	5.19

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	459	1,869
Adjustment to pre-tax basis	283	977
	742	2,846

Combined fixed charges and preferred stock dividend requirements	$6,656	$30,325

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.25	4.70

(1)  Includes FIN 48 interest expense